TROY & GOULD PC
1801 Century Park East, Suite 1600
Los Angeles, California 90067-2367
Tel (310) 553-4441 Fax (310) 201-4746
www.troygould.com
File No. 2311-4

January 19, 2007
Via FedEx and Edgar
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Finance Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed December 8, 2006
File No. 001-32845
Dear Mr. Reynolds:
     On behalf of our client, General Finance Corporation (“General Finance”), we are responding to the comments of the Staff of the Securities and Exchange Commission set forth in your letter, dated January 12, 2007, to Ronald F. Valenta of General Finance regarding the above-referenced preliminary Proxy Statement. We have set forth below each of the Staff’s numbered comments, followed by General Finance’s response. Concurrently with the delivery of this letter, General Finance is filing via EDGAR Amendment No. 2 to Schedule 14A setting forth its amended preliminary Proxy Statement reflecting the changes made in response to the Staff’s comments. A copy of the amended preliminary Proxy Statement, marked to show changes, is enclosed for your convenience.
     References in this letter to the “Proxy Statement” mean the amended preliminary Proxy Statement contained in Amendment No. 2 to Schedule 14A. Unless otherwise indicated, all page references in this letter refer to such Proxy Statement. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.
     In addition to the changes made in response to the Staff’s comments, the Proxy Statement updates and supplements some of the information contained in the previous amended preliminary Proxy Statement. In General Finance’s view, none of the updated or supplemented information reflects a material change from the information in the previous amended preliminary Proxy Statement.
     Except as otherwise noted in this letter, the information provided in response to your letter has been supplied by General Finance, which is solely responsible for it. General Finance has changed or supplemented some of the disclosures in the previous amended preliminary Proxy Statement in cooperation with the Staff’s comments; however, the changes reflected in the

Mr. John Reynolds
January 19, 2007

Proxy Statement, and any changes implemented in future filings should not be taken as an admission that the prior disclosures were in any way deficient.
     We have indicated in response to some of the Staff’s comments that General Finance believes no change in disclosure is appropriate, and stated the basis for its belief. We understand these Staff comments may be withdrawn or modified based on the additional explanation or information provided by General Finance.
General
1.	We note your response to prior comment 8 of our letter dated November 21, 2006 that the certificate of incorporation will not be amended in connection with the acquisition. We note that portions of the certificate of incorporation (in particular the Sixth and Seventh Paragraphs) relate specifically to this business combination and would no longer be applicable post-business combination. Please explain whether such provisions will continue to remain as part of the certificate of incorporation post-business combination.

The Staff is correct that the referenced provisions to will no longer apply following the acquisition of Royal Wolf. General Finance, however, does not presently intend to amend its certificate of incorporation to eliminate such provisions, since it believes that it is clear from the language of the provisions, themselves, and the other provisions of the certificate of incorporation that these provisions will no longer apply if the acquisition is completed. We have clarified this on the second page of the letter to stockholders and on pages viii (“Does the acquisition require any change ...”), 7 and elsewhere in the Proxy Statement If, in the future, General Finance has need to amend its certificate of incorporation, it will consider eliminating these and any other unnecessary provisions at that time. For now, however, General Finance prefers not to do so, since the proxy statement is already very lengthy and complicated and we would like to avoid adding another proposal and further complications. Also, please consider that there is no assurance that the proposed acquisition of Royal Wolf will be approved, in which case the provisions mentioned will continue to apply.

2.	We reissue prior comment five of our letter dated November 21, 2006. We continue to note a number of blank spaces throughout the proxy statement, such as the market price and holders of record. Please fill in this information that can be currently obtained and then update as necessary.

We have completed as of a recent date the information relating to current market prices. See, for example, the second page of the letter to stockholders and pages xiii

Mr. John Reynolds
January 19, 2007

and 17 of the Proxy Statement. We also have completed the missing information regarding the proposed record date and special meeting date. We will complete the only other missing information regarding record holders and related information in the final Proxy Statement.

3.	Update the conversion information throughout the proxy statement as of the most recent practicable date. Also, in each place you discuss conversion rights and the conversion price, add disclosure stating the market price as of the most recent practicable date.

We have updated all of the conversion information as of December 31, 2006. See the second page of the letter to stockholders and pages xiii and 22 of the Proxy Statement. We have disclosed the current market prices of General Finance’s securities on the second page of the letter to stockholders and in a new question and answer on page xiii (“How does the ... compare to the recent market prices?”) and elsewhere in the Proxy Statement where there is a discussion of conversion rights and the estimated conversion price.
Letter to Stockholders
4.	We reissue prior comment 13 of our letter dated November 21, 2006. Please disclose the market price of the company’s common stock in the paragraph discussing conversion rights. This information should be updated in subsequent amendments.

There is a discussion of the current market prices of General Finance’s securities immediately following the discussion of conversion rights on the second page of the letter to stockholders.

5.	Provide the estimated amount that those electing conversion would receive on a per share basis.

We have now done so on the second page of the letter to stockholders.
Questions and Answers About the Acquisition and the Special Meeting, page ii
6.	We note your removal on page iv of the discussion of the allocation of acquisition consideration based upon consideration adjustments and net debt of Royal Wolf as of June 30, 2006. Consider adding back such information and updating as of the most recent financial statements.

We have added on the first page of the letter to stockholders and on pages v, the last line of page ix and the top of page x and elsewhere in the Proxy Statement a

Mr. John Reynolds
January 19, 2007

discussion of the amount of the net debt of Royal Wolf as of September 30, 2006 and our estimate of the cash payable at the closing. In the pro formas and elsewhere, we have not estimated the consideration adjustments, which are less susceptible to estimation and would further reduce the cash payable at the closing, in order to be conservative in our presentation of the cash that will be available to General Finance after the acquisition.

7.	We reissue prior comment 15 of our letter dated November 21, 2006. We again note the reference to your “acquisition strategy” on page iv. Please provide clear disclosure throughout the proxy statement regarding this strategy and briefly summarize in this section. In addition, if you have an acquisition strategy, simply removing the reference would not address the prior comment.

There appears on page vi (“Why are you proposing the acquisition?”) a brief description of General Finance’s business plan and strategy and we have added similar disclosures on page x. The business plan has not changed from the time of its IPO. As stated on pages vi and x and elsewhere in the Proxy Statement, General Finance has no present understandings, arrangements or commitments regarding any other acquisition.

8.	We note your responses to comments 15 and 19 of our letter dated November 21, 2006. We do not see the references to “no understandings, arrangements or agreements with respect to future acquisitions” on pages viii or ix. With regard to your response to comment 19, please explain how you determined that $44.1 million from the trust will be used to pay for the acquisition and its costs if you are paying $86.1 million in cash to the shareholders of RWA as indicated on page iv and if you do not believe that any additional financing is necessary to fund the total consideration payable under the acquisition agreement also as indicated on page iv.

We have added on pages vi and x the reference to the fact that General Finance has no understandings, arrangements or commitments with respect to any future acquisitions, which was inadvertently omitted from Amendment No. 1.

The $86.5 million (up from $86.1 million due to the scheduled increase in the consideration payable under the acquisition agreement and a change in the currency exchange rate used) referred to on page v is before the “consideration adjustments” and before reduction for “net debt” of Royal Wolf as stated on page v and elsewhere. As noted in response to comment 6, above, we have quantified the net debt as of September 30, 2006. We also have sought to clarify on pages v and ix

Mr. John Reynolds
January 19, 2007

(last line) and x how General Finance determined the estimated cash proceeds to be paid from the trust amount.
Summary of the Proxy Statement, page l
Interests of Our Directors and Officers in the Acquisition, page 7
9.	We note your response to comment 32 of our letter dated November 21, 2006 and we reissue the comment. Clearly name those officers and directors that will remain after the acquisition. Also, provide clear disclosure that investors will not have information regarding compensation arrangements for officers and directors of both General Finance and RWA and the resultant risks. Please add a risk factor.

All of the current directors and officers of General Finance will remain following the acquisition as stated on page viii and elsewhere in the Proxy Statement. These individuals are specifically identified under the heading “Directors and Management Following the Acquisition.” We believe this is responsive to the Staff’s comment, but avoids renaming all of these individuals in the summary. We believe that the stockholders of General Finance are well-informed about its current directors and officers, since there has been only one addition to management, Mr. Barrantes, since General Finance’s IPO. The addition of Mr. Barrantes was previously disclosed at the time in a Current Report on Form 8-K.

We have added on pages viii, 8 and elsewhere in the Proxy Statement the disclosure requested regarding the lack of certain future compensation information for directors and officers of General Finance, as well as an additional risk factor on page 23 in this regard. With the exception of Mr. Baxter only, the officers of Royal Wolf will remain intact following the acquisition, and their compensation is set forth in the Proxy Statement. See our response to comment 49, below.
Risk factors, page 17
10.	We note the disclosure in risk factor 27 that stockholders could potentially be liable for claims to the extent of distributions received by them. Please clarify when claims of shareholders would be before claims of creditors. We may have further comment.

As suggested by the Staff’s comment, stockholders generally will be entitled to distributions from the trust account only after payment of claims of creditors and third parties. We have clarified this on pages 25 and 64. See our response to comment 38, as well.

Mr. John Reynolds
January 19, 2007

Consideration of the Acquisition, page 28
11.	We reissue prior comment 45 of our letter dated November 21, 2006. Clarify whether you were contacted, directly or indirectly, by any entities prior to the completion of the IPO regarding potential target businesses, including RWA.

We have added the clarification on page 32 that General Finance had no contacts or communications with any potential target companies or their principals prior to the completion of its IPO, including Royal Wolf. We also have clarified that General Finance began making inquiries of investment bankers and other referral sources about possible ideas for a suitable business confirmation after effectiveness of its IPO.

12.	Clarify when you were initially contacted or when you initially contacted the entities used in the search for a target business.

We have added the clarification on page 33. As disclosed on page 33, the management of General Finance started contacting various referral sources after effectiveness of its IPO on April 5, 2006.

13.	We note the contacts immediately after the completion of the IPO on April 11, 2006. Please explain whether any steps, preliminary or otherwise, were taken prior to the IPO. We may have further comment.

General Finance and its affiliates took no action prior to effectiveness of its IPO with regard to any possible business combination. Following effectiveness of the IPO on April 5, 2006, General Finance began contacting possible referral sources as described on page 32 of the Proxy Statement.

As also described on page 32, General Finance had no contacts or communications prior to completion of its IPO with any potential target companies or their principals.

14.	Name the unaffiliated industry contact that informed Mr. Baxter of the completion of the IPO and clarify whether there is any relationship, prior or existing, between that industry contact and the company, its officers, directors or affiliates.

We have disclosed on page 33 the name of the employer (or former employer), Triton Corporation, of the individual who informed Mr. Baxter about our IPO. Supplementally, the individual’s name is Bob Skinner. We also have clarified that General Finance and its affiliates had no contacts at any time with this individual.

Mr. John Reynolds
January 19, 2007

We believe it is inappropriate to name Mr. Skinner in the Proxy Statement, and that his identify would not be meaningful to our stockholders’ consideration of the acquisition.

15.	Clarify when Mr. Baxter initially became aware of General Finance and clearly state all actions, preliminary or otherwise, taken by Mr. Baxter prior to April 11, 2006.

Mr. Baxter has informed General Finance that he does not recall the specific date that he learned of General Finance’s IPO from Mr. Skinner. General Finance had no contact or communications with Mr. Baxter prior to the contact from him on April 11, 2006. General Finance is not aware of any action taken by Mr. Baxter prior to our IPO relating to a possible business combination with General Finance.

16.	We reissue prior comment 43 of our letter dated November 21, 2006. Provide a detailed discussion of all the steps taken by General Finance and the timing of such actions in your search for a target business.

We have added a discussion on page 32 of the steps General Finance took regarding calls to referral sources and calls from interested parties who had seen the public announcements or heard about our interest from referral sources. General Finance did not keep a log or detailed record of every contact after the IPO was effective as also stated on page 32.

17.	We reissue prior comment 46 of our letter dated November 21, 2006. Clarify whether there were any communications or other contact, direct or indirect, between General Finance and RWA or any affiliates of either entity or third parties on behalf of these entities prior to April 11, 2006.

There were none, as disclosed on page 33 of the Proxy Statement. See also our response to comment 11, above.

18.	We reissue prior comment 48 of our letter dated November 21, 2006. Provide a more detailed discussion regarding how the companies were made aware of the business opportunity. We may have further comment.

Please see our response to comments 14 through 17, above.

Mr. John Reynolds
January 19, 2007

19.	We note the table on page 30 providing certain estimates and summary projections for Royal Wolf. Clarify that these projections were provided in connection with the valuation of the transaction only, that these results may not be obtained, and that investors should not place undue reliance upon such projections.

We have added in the lead-in to the table on page 33 of the Proxy Statement an appropriate caveat as suggested.
Our Board of Directors’ Reasons for the Approval of the Acquisition, page 31
20.	We reissue prior comment 52 of our letter dated November 21, 2006. Discuss the consideration given to the net losses of RWA in 2005 and 2006 and the weight given when considering the financial condition of the target.

We have added in the third bullet point at the bottom of page 37 additional discussion regarding the net losses of Royal Wolf relative to the positive considerations. We also have confirmed at the bottom of page 37 that the General Finance directors gave no specific weight to the negative factors (or the positive factors), but believes that the positive factors outweighed the negative.

21.	We reissue prior comment 53 of our letter dated November 21, 2006. Provide the basis for your belief in greater profitability as revenues expand on page 32 or remove.

We have added on page 36 under “Financial Results” General Finance’s rationale for its belief regarding the potential increased future profitability of Royal Wolf.

22.	We reissue prior comment 54 of our letter dated November 21, 2006. Provide a more detailed discussion of the consideration given to the negative factors presented on page 33.

We have added additional commentary on the material negative factors on page 33 as referred to in our response to comment 20, above.
Valuation Analyses, page 34
23.	We note your responses to comments 50 and 56 of our letter dated November 21, 2006 and we reissue the comment. Please provide a summary for Royal Wolf provided by its management and disclose Royal Wolf’s management’s basis for the projections.

The summary 2007 projections provided by Royal Wolf’s management appear on pages 33 and 39 of the Proxy Statement. We also have added on page 39 a summary

Mr. John Reynolds
January 19, 2007

of General Finance’s understanding of the principal business assumptions underlying Royal Wolf’s management’s 2007 projections.

24.	We note the discussion of the enterprise value on page 35. Please disclose the value (or range of values) placed upon the company using this valuation and how this was determined. In addition, we note the statement that management believes the projected 2007 financial information is more representative than 2006 or 2005 financial information and the reasons for this belief. Clarify whether the interim financial information for 2007 is consistent with the reasons provided.

Please refer to the definition of enterprise value following the table on page 40 of the Proxy Statement, which is not a valuation methodology, but a method of comparing different valuation methods. We have clarified on page 40 the aggregate value of Royal Wolf. We also have added on page 40 a brief discussion about General Finance’s views about the projected results of Royal Wolf for 2007.

25.	Provide a clear understanding as to how each valuation was determined and provide a summary of the projections used in each valuation, rather than simply making reference to projections.

General Finance believes that the current description of the three valuation methodologies it employed is complete in all material respects, bearing in mind that General Finance did not obtain a formal valuation or fairness opinion as disclosed. We have clarified on page 41 that the summary projections furnished by management of Royal Wolf were projected into future periods by management of General Finance and were based on the assumptions listed on that page. These management projections were used in the discounted cash flow methodology, but are not part of either the comparable company or precedent transactions analyses.

26.	We reissue prior comment 59 of our letter dated November 21, 2006. Explain how you determined these were comparable companies. Also, provide in the table the net income (loss) and assets of the comparable companies and compare the revenue, net income (loss) and assets to Royal Wolf. Provide similar disclosure for the comparable transactions.

Management selected the companies used in the comparable companies analysis based upon its best judgment as to their comparability to Royal Wolf using the information available to management as disclosed on page 43. Some of these companies are privately held, so there was limited financial information available to management as also disclosed on page 43. For this reason, management does not

Mr. John Reynolds
January 19, 2007

have the net income (loss) and asset information requested and did not do a strict comparison of the revenues, net income or loss or other financial results of these companies for either its comparable companies or comparable transactions analyses. This also is disclosed on page 43.

27.	We reissue prior comment 60 of our letter dated November 21, 2006. Clarify the valuation resulting from the comparable company analysis. Provide similar discussion for the comparable transaction analysis.

We have added on pages 42 and 44 the range of values of Royal Wolf produced by these analyses.
Satisfaction of 80% Test, page 39
28.	We note your response to prior comment 60 of our letter dated November 21, 2006 that the General Finance Board did not make a determination as to the fairness of this transaction to shareholders. Provide clear disclosure throughout the prospectus.

We have added this disclosure on page 35. It also appears on page 44 and elsewhere in the Proxy Statement to the extent it did not already appear.
The Acquisition Agreement, page 39
29.	We note your response to comment 62 of our letter dated November 21, 2006 and we partially reissue the comment. There appear to be material provisions in the acquisition agreement, for example, the section five provisions regarding escrow, the section 14 provisions regarding guarantees and the section 15 provisions regarding restraints that are not included in the summary of the acquisition agreement beginning on page 39. Please insure that all the material terms of the acquisition agreement are discussed in this section.

We have added to the Summary Term Sheet on page ii and on page 9 a discussion of the indemnification and escrow provisions contained in the Acquisition Agreement, which also are described on page 40. We believe that these provisions, together with the provisions previously disclosed, constitute all of the material provisions of the Acquisition Agreement.

30.	We note your statement on page 39 that “[w]e do not believe that the disclosure schedules contain information that the securities laws require us to publicly disclose.” If the disclosure schedules modify the representations, warranties, covenants and other

Mr. John Reynolds
January 19, 2007

agreements set forth in the acquisition agreement, then they would be material agreements that should be filed and the material terms should be disclosed.

General Finance believes that the disclosure schedules do not materially modify the provisions of the Acquisition Agreement, and have sought to clarify this in the lead-in language on page 45.
Unaudited Pro Forma Condensed Combined Financial Statements, page 46
31.	We note your response to comment 67 of our letter dated November 21, 2006. Please file the clarification letter as an exhibit.

The clarification letter will be included as an exhibit in the earlier of General Finance’s first subsequent filing on Form 8-K or its Annual Report on Form 10-K for the year ended December 31, 2006. We trust this is responsive to the Staff’s comment.

32.	We note your response to comment 68 of our letter dated November 21, 2006 and your added disclosures regarding the treatment of your acquisition as an equity recapitalization of Royal Wolf, with Royal Wolf recognized as the accounting acquirer. Expand your disclosures on page 46 to indicate the criteria in paragraphs 16 and 17 of SFAS 141 upon which you based your determination that Royal Wolf is the accounting acquirer.

We have expanded the disclosure to indicate the criteria in paragraphs 16 and 17 of SFAS 141 upon which we based our determination that Royal Wolf is the accounting acquirer. See page 52.
Other Information About Us, page 56
33.	We note your response to prior comment 72 of our letter dated November 21, 2006 that all of the proceeds not held in trust along with the private placement were used to pay the underwriting discount and offering expenses. Please clarify the amount and source of funding used to pay the expenses of General Finance during its search for a target business. Compare the actual use of such funding with the allocation as set forth in the Form S-1 and explain the reason(s) for any deviation from the allocation in the Form S-1.

We have clarified the amount and source of funding used to pay the expenses of General Finance during its search for a target business. See page 62.

Mr. John Reynolds
January 19, 2007

We have compared the allocation of the actual offering expenses as shown on page 56 with the allocation as set forth in the Form S-1 and explained the deviation. See page 62.

34.	We note your statement that you expect all costs associated with implementing the liquidation and dissolution of the trust to be paid from the line of credit provided by Mr. Valenta. Clarify whether the terms of the line of credit would provide such funding.

We have clarified on the bottom of page 63 that the terms of the line of credit would provide the funding for the cost of the liquidation and dissolution of the trust account. Note also that Mr. Valenta has agreed to increase the line of credit from $1,750,000 to $2,000,000, as disclosed throughout the Proxy Statement.

35.	We reissue prior comment 75 of our letter dated November 21, 2006. We note from General Finance’s previously filed S-1 that Mr. Valenta has agreed to indemnify the trust against claims of various vendors. Clarify the names of any vendors that would fall within the indemnification agreement and state the amount of each potential claim. Also, state whether any potential claims would not be covered by the indemnification. If so, state the entity to whom the money would be owing and the amount of the potential claim. Clarify whether the officers and directors of General Finance would be obligated to bring a claim against Mr. Valenta to enforce such indemnification.

We have clarified that all vendors would fall under the indemnification agreement, and that there are no potential claims that would not be covered under the indemnification agreement. See page 64. We do not believe, however, that it is necessary to state the names of the vendors in the proxy statement, but a detail of accounts payable of General Finance as of December 31, 2006 has been has been included supplementally with this letter.

36.	We note that the indemnification only covers claims by vendors or targets that have not waived all of their rights to make claims. Clarify whether the company obtained waivers from all parties that are owed money by the company or that would have potential claims against the trust. Also, clarify whether the indemnification would cover claims if the waiver is found to be invalid.

We have clarified on page 64 that no party has waived its rights to proceed against the trust monies. We also have clarified on page 64 that the officers and directors would be obligated to bring a claim against Mr. Valenta to enforce his indemnification agreement if, as would be expected, it would be in the best interests of General Finance and its stockholders to do so.

Mr. John Reynolds
January 19, 2007

37.	We note your statement that the decision to seek indemnification will be at the discretion of the board of directors. Clarify this statement and explain how the board will determine whether to seek indemnification. Clarify whether the board of directors has a fiduciary duty to seek such indemnification. Add a risk factor.

We have clarified on page 64 that the decision whether to pursue an indemnification claim against Mr. Valenta, if necessary, is within the powers and responsibilities of General Finance’s Board of Directors. It is not feasible to discuss in advance how the Board would make this determination, except to say that it would be based upon all of the facts and surrounding circumstances at the time. We have sought to clarify on page 64 that the Board’s fiduciary duties would compel them to seek indemnification if it would be in the best interests of General Finance and its stockholders. We also have added some additional language in the related risk factor at the top of page 25 regarding the decision whether to seek indemnification, if necessary.

38.	We note your disclosure that stockholders could potentially be liable for claims beyond three years from dissolution. It appears they would be liable for such claims. Please revise.

As requested, we have changed the word “could” to “would” on pages 25 and 65. We believe, however, that it is appropriate to retain the word “potentially” in this discussion, since the stockholders would not be strictly liable to return distributions under all circumstances.
Information About Royal Wolf, page 59
Portable Storage Container Market, page 61
39.	We note that much of the market information is based upon estimates by World Cargo News. Please clarify this source. If this is a periodical, provide the citation to the source where such information can be found.

We have added on page 68 the information about World Cargo News and where other industry information may be found.

Mr. John Reynolds
January 19, 2007

40.	We partially reissue prior comment 83 of our letter dated November 21, 2006. Explain the basis for your belief that “there are many more uses for portable storage, freight and accommodation containers still to be developed; part of Royal Wolf’s market opportunity is to develop and service these new applications.”

We have added the disclosure requested on pages 68 and 69.

41.	Please explain the internal analysis that supports the analysis of the Australian portable container market.

We have provided additional commentary regarding Royal Wolf’s internal analysis of the portable container storage market on page 69.

42.	We note your response to comment 85 of our letter dated November 21, 2006. Please provide additional information on Royal Wolf’s competition in the portable storage container market, and add a discussion of competition in the portable buildings and freight container markets as well. We direct your attention to Item 101(c)(x) of Regulation S-K.

We have provided additional information about the competitors on page 70.
Product Procurement, page 66
43.	We note the list of suppliers providing more than 5% or more of your container purchases. These would appear to be material suppliers and should be clearly disclosed as such. In addition, clarify whether you have any agreements with these suppliers. If so, disclose the material terms. Explain why you believe you are not reliance upon any of these suppliers. Lastly, add a risk factor in light of the percent of your container supply being obtained by these few suppliers

See new language on page 73. As noted there, Royal Wolf has no long-term agreements with these suppliers, and the amounts it purchases can vary from period to period. There are also several alternative sources of supply. As stated on page 73, General Finance believes that Royal Wolf is not materially reliant upon any supplier, and, therefore, that there is no need for a risk factor in this regard other than the risk factor that already appears on page 21.
Trademarks, page 67
44.	Clarify when the licensing agreement was entered into, the cost associated with the licensing agreement and the duration of the agreement. Provide the agreement

Mr. John Reynolds
January 19, 2007

supplementally and supplementally advise your understanding that this is a material agreement that will be filed immediately after the business combination.

A brief description of the terms of the license has been added on page 74. General Finance will file the License Agreement in its post-closing Exchange Act filings as appropriate.
MD&A, page 68
45.	We reissue prior comment 98 of our letter dated November 21, 2006. Provide a more detailed discussion of the various changes in the selling, general and administrative expenses and the reasons for the changes.

We have provided a more detailed discussion of the various changes in selling, general and administrative expenses and the reasons for the changes. See pages 78 and 80.

46.	We reissue prior comment 99 of our letter dated November 21, 2006. Add a comparison of net losses for the periods being compared and discuss the reasons for the net losses.

We have added a comparison of net losses for the periods being compared and discussed the reasons for the net losses. See the bottom of page 78 and the top of page 79 and page 80.

47.	We reissue prior comment 100 of our letter dated November 21, 2006. Disclose the material terms of the various sources of funding through borrowings. This would include the parties providing the sources of funding, the term of the agreements, covenants, etc.

We have expanded the disclosure of the material terms of the various sources of funding through borrowings. See pages 81 through 83.
Employment Agreement, page 81
48.	Clarify whether there are any compensation arrangements for Mr. Perez.

We have clarified on page 91 that Mr. Perez currently receives no compensation from General Finance.

Mr. John Reynolds
January 19, 2007

49.	Please include Mr. Barrantes and the two key employees in the summary compensation table.

We have added to the Summary Compensation Table on page 94 information with respect to Mr. Barrantes and Messrs. McCann and Warren.
Beneficial Ownership of Securities, page 84
50.	We reissue prior comment 106 of our letter dated November 21, 2006. Please disclose the control person(s) of Azimuth Opportunity Ltd. and Fir Tree Inc. We direct your attention to Instruction 3 to Item 403 of Regulation S-K.

This information is not currently known to General Finance, but in response to your comment General Finance has undertaken to contact the stockholders in question in order to obtain the information requested. General Finance will include the information in the final Proxy Statement or in future proxy filings if and when it is able to obtain the information.
Financial Statements, page F-1
Note 11 — Investments accounted for using the equity method, page F-25
51.	In response to comment 112 of our letter dated November 21, 2006, you refer to your response to comment 114. However, your response to comment 114 addresses only the financial statements of Royal Wolf Hi-Tech Pty Limited for the year ending June 30, 2005. Please tell us when this company became an equity investee and tell us whether it met the conditions described in Rule 3-09 of Regulation S-X for each of the periods the entity was an equity investee. For each period presented when the entity was an equity investee, provide us with the calculations supporting your conclusion the conditions set forth in Rule 1-02(w) are not met at the levels described in Rule 3-09.

Royal Wolf Hi-Tech Pty Limited became an equity investee of Royal Wolf on March 30, 2001. In accordance with Rule 3-09 of Regulation S-X, the following table shows the levels of the conditions set forth in Rule 1-02(w):

	Investment	Pretax
June 30, 2004 (a)	3.9%	18.9%
June 30, 2003 (b)	3.9%	1.4%

Mr. John Reynolds
January 19, 2007

(a)	As compared to the December 31, 2004 financial statements of Royal Wolf.

(b)	As compared to the December 31, 2003 financial statements of Royal Wolf.
Note 17 — Employee Benefits, page F-34
52.	We note your response to comment 113 of our letter dated November 21, 2006 and your supplementary materials demonstrating the calculations of your expected volatility. Explain to us why your representative sample of companies changed in your calculation of volatility at June 30, 2006, in comparison to June 30, 2005. In addition, tell us how you determined these companies represent similar companies to Royal Wolf.

Royal Wolf management, following the launch of new products in early 2005 and subsequent acceptance in the marketplace, decided to change the representative group of companies to include local Australian companies who compete in the portable building market, as well as more companies in the general equipment hire market. The major public company players in this market are Coates Hire, Boom Logistics, and National Hire Group. Mobile Mini was excluded on the basis that it operated in the United States. Patrick Corporation was taken over by Toll Holdings during 2006.

53.	Please explain your use of Beta as a substitute for expected volatility. Since Beta is a measurement of the movement of the price of a stock compared with the movement of the market as a whole, its use does not appear appropriate in an option-pricing model. Please refer to guidance in SFAS 123R, including paragraphs A31 — A34 and Appendix E. Also, please tell us whether you calculated volatility for the representative companies for the period of time equal in length to the term of the option through the balance sheet date or other date, to the extent of the companies’ operating histories.

We acknowledge your comments with respect to the use of Beta as a substitute for expected volatility and the calculation of volatility. However, we want to inform the Staff that, as disclosed on Note 17 — Employee Benefits, the options have a zero exercise price and, therefore, volatility does not have an impact on the valuation.
Note 24 — Acquisitions of subsidiaries, page F-44
54.	We note your response to comment 114, and your summary of the calculations for the significance tests under Rule 3-05 of Regulation S-X. Explain to us in further detail your calculation of 27% of pretax income for Australian Container Network Pty Ltd. Your revisions to footnote 24 appear to constitute a material revision to the financial

Mr. John Reynolds
January 19, 2007

statements. Ask your auditors to include an updated audit report to reflect the revisions you have completed in the footnotes to your financial statements

The year ended June 30, 2005 unaudited pretax income of Australian Container Network of AUD 254,500, when divided over the year ended December 31, 2004 pretax income of Royal Wolf of AUD 928,000, as shown of page F-51, calculates to 27.4%. Included in the Proxy Statement commencing on page F-80 are the separate financial statements of ACN Container Network. The audited pretax income for the year ended June 30, 2005 was $224,000, or 24.1%

In response to its request for the updated audit report, Royal Wolf’s independent auditors have informed General Finance that they do not believe it is necessary to update their audit report for changes to unaudited information contained in the footnotes. However, the Staff should be aware that they have concurred with the revisions in footnote 24.
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     As you will see in the accompanying Proxy Statement, General Finance has established a special meeting date of March 21, 2007 in order to be able to satisfy the conditions to the closing of the acquisition relating to SEC “clearance” of the Proxy Statement and stockholder approval of the acquisition. In light of these deadlines and the severe financial consequences to General Finance if they are not met, we respectfully request that the Staff let us know as soon as possible if it needs any further information to complete its review of the Proxy Statement.
     All questions and comments regarding the foregoing should be addressed to me at (310) 789-1259.

Very truly yours,
/s/ Dale E. Short

Dale E. Short

cc:	David Walz (SEC)
Terrence O’Brien (SEC)
Ronald F. Alper (SEC)
Pamela Howell (SEC)
Alan B. Spatz, Esq.